Exhibit 99.1
CLARITY FOSTERS INNOVATION
INTERIM REPORT JANUARY — JUNE 2010
THE BEST-RUN BUSINESSES RUN SAP™

SAP INTERIM REPORT JANUARY—JUNE 2010

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Introductory Notes
This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the “Half Year Financial Statements (Condensed and Unaudited)” section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the respective interpretations by the International Reporting Interpretations Committee (IFRC) endorsed by the European Union (EU) on June 30, 2010. The “Additional Financial Information” section provides additional IFRS and non-IFRS information.
This interim group report complies with the legal requirements in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) for a half year financial report, and comprises the interim review of SAP group operations, condensed interim consolidated financial statements, and the declaration of the SAP Executive Board in accordance with the German Securities Trading Act, section 37w (2).
All of the information in this interim report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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INTERIM REVIEW OF SAP GROUP OPERATIONS
(UNAUDITED)
FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information that is based on management’s beliefs and assumptions that are made using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. The risks and uncertainties include, but are not limited to: claims and lawsuits against us; our ability to use our intellectual property and intellectual property licensed to us by third parties; our ability to sell additional software products, particularly with respect to our installed base; renew existing maintenance agreements and to sell additional professional services, particularly with respect to our installed customer base; economic conditions in general and trends in our business, particularly the current global economic conditions; and other risks and uncertainties. We describe these and other risks and uncertainties in the “Risk Factors and Risk Management” section, and respectively in the sources mentioned there. The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek to,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such forward-looking statements and information include, for example, the “Risk Factors and Risk Management” section, our outlook, and other forward-looking information appearing in other parts of this report. The factors that could affect our future financial results are discussed more fully in our filings with the U.S. Securities and Exchange Commission (SEC), including among others our Annual Report on Form 20-F for fiscal year 2009. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except where legally required we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise.
NON-IFRS-BASED FINANCIAL INFORMATION
We present and discuss the reconciliation from IFRS measures to non-IFRS measures in the “Additional Financial Information” section.
BUSINESS IN THE FIRST HALF YEAR 2010
Global Economy
“A strengthening recovery, but also new risks” is how renowned economic research institutes summarize the current global economy. They note that growth is picking up — and at a faster pace than had been expected in the first quarter.
The rebound in world trade has been a major force behind the upturn, they say. The economic research institutes attribute this development in part to monetary and fiscal policy stimuli, although some countries have already removed their support.
Nevertheless, demand from companies and private consumers in the second quarter remained significantly lower than before the crisis. The high level of unemployment continues to be the main factor damping demand from private consumers. However, global employment indicators have improved in the past three months.
The emerging economies again contributed most strongly to the economic recovery between April and June. Extensive policy stimulus programs in these economies significantly raised domestic demand, and trade in emerging economies has consequently increased at twice the rate of that in the advanced economies.
The IT Market
Benefiting from recent improvements in business and consumer confidence, the IT market continues to recover worldwide more rapidly than it did after the crisis in 2001, according to International Data Corporation (IDC), a market research firm based in the United States. IDC reports that in the second quarter of 2010 IT market growth was especially robust in the emerging economies, with double-digit increases now expected for 2010 in China and India.
The strongest recovery has been recorded in the hardware market. IDC attributes this to companies’ pent-up demand for IT investments which had been cut during the crisis. In the software and service market, however, many companies’ budgets remain low and IDC only recorded a slight recovery.
Within the Europe, Middle East, and Africa (EMEA) region, IDC reports that economies in Central and Eastern Europe and the Middle East and Africa recovered more rapidly than countries in Western Europe. In Western Europe, IDC sees no sign of significant recovery because the economic conditions in the region remain difficult.

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The situation is more positive in the Americas. The IT market in the United States displayed robust growth: Companies have greater financial resources available again, in part from government stimulus measures. As a result, many are investing again, especially in hardware, IDC reports.
The IT market in the emerging economies of Latin America also rebounded in the first half of 2010. IDC says that, in contrast to the global development, spending in this region increased most in the software and service segment due to great pent-up demand.
According to IDC, the second quarter of 2010 again showed a disparity between the emerging and advanced economies in the Asia Pacific Japan region. While the emerging economies, most of all India and China, continued to recover rapidly, the IT market in Japan remained weak. IDC notes that although Japanese exports rose again, companies there remain cautious about investments due to weak domestic demand.

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BUSINESS AT SAP IN THE SECOND QUARTER AND THE FIRST HALF YEAR 2010 (NON-IFRS)
Operational Target for 2010 (non-IFRS)
As of the beginning of 2010, we no longer report according to both US-GAAP and IFRS, instead we report according to IFRS only. Following this change, we expressed our internal management goals, operating profit-related targets, and published outlook guidance in non-IFRS terms derived from IFRS measures. In this section, all discussion of the first half year contribution to target achievement is therefore based exclusively on these non-IFRS measures. The discussion in the following section about results in contrast refers to IFRS figures only which are therefore not expressly marked as such. We present and discuss the reconciliation from IFRS measures to non-IFRS measures as well as appropriate explanations in the “Additional Financial Information” section.
In April 2010, we confirmed that the operating margin (non-IFRS) for the full year 2010 would be between 30% and 31% on a constant currency basis, as stated in our initial guidance. We also confirmed that software and software-related service revenue (non-IFRS) for 2010 would increase by 4% to 8% on a constant currency basis (2009: €8.2 billion).
In July 2010, we changed our outlook to take into account the acquisition of Sybase. The Company expects full-year 2010 Non-IFRS software and software-related service revenue to increase in a range of 9% — 11% at constant currencies (2009: €8.2 billion). SAP’s business, excluding the contribution from Sybase, is expected to contribute 6 — 8 percentage points to this growth. The Company expects the full-year 2010 Non-IFRS operating margin to be in a range of 30% — 31% (2009: 27.4%) at constant currencies.
Key figures — SAP Group 4/1/-6/30/2010 (non-IFRS)

	4/1/-6/30/	4/1/-6/30/
€ millions, unless otherwise stated	2010	2009	Change	Change in %
Non-IFRS software and software-related service revenue (constant currency)	2,101	1,953	148	8
Non-IFRS total revenue (constant currency)	2,695	2,576	119	5
Non-IFRS operating income (constant currency)	748	710	38	5
Non-IFRS operating margin in % (constant currency)	27.8	27.6	0.2pp	1
Non-IFRS EPS — basic in €	0.46	0.40	0.06	15
Key figures — SAP Group 1/1/-6/30/2010 (non-IFRS)

	1/1/-6/30/	1/1/-6/30/
€ millions, unless otherwise stated	2010	2009	Change	Change in %
Non-IFRS software and software-related service revenue (constant currency)	4,023	3,706	317	9
Non-IFRS total revenue (constant currency)	5,174	4,984	190	4
Non-IFRS operating income (constant currency)	1,332	1,106	226	20
Non-IFRS operating margin in % (constant currency)	25.7	22.2	3.5pp	16
Non-IFRS EPS — basic in €	0.83	0.62	0.21	34
In the second quarter of 2010, software and software-related service revenue (non-IFRS) increased by 16% over the same period in the previous year to €2,258 million (2009: €1,953 million). On a constant currency basis, the increase was 8%. In the first half year 2010 software and software-related service revenue (non-IFRS) increased by 13% over the same period in the previous year to €4,205 million (2009: €3,706 million). On a constant currency basis, the increase was 9%.
The operating margin (non-IFRS) increased in the second quarter of 2010 compared to the prior year’s second quarter by 1.4 percentage points to 29.0% (2009: 27.6%). The operating margin (non-IFRS) increased at constant currencies by 0.2 percentage points to 27.8%. First-half year operating margin (non-IFRS) increased 4.7 percentage points year over year to 26.9% (2009: 22.2%). On a constant currency basis, the year-over-year improvement was 3.5 percentage points to 25.7%. In the first half year of 2009, restructuring costs had negatively impacted the non-IFRS operating margin by 3.6 percentage points. Unlike the first half year of 2009, the first half year of 2010 was not affected by restructuring costs. In the first half year of 2010 severance expenses of €38 million and unused lease space expenses of €8 million, negatively impacted the operating margin (non-IFRS) by 0.9 percentage points.

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BUSINESS IN THE SECOND QUARTER 2010 (IFRS)
Key figures — SAP Group 4/1/-6/30/2010 (IFRS)

	4/1/-6/30/	4/1/-6/30/
€ millions , unless otherwise stated	2010	2009	Change	Change in %
Software revenue	637	543	94	17
Support revenue	1,526	1,337	189	14
Software and software-related service revenue	2,258	1,953	305	16
Total revenue	2,894	2,576	318	12
Operating profit	774	641	133	21
Operating margin in %	26.7	24.9	1.8 pp	7
Profit before tax	676	596	80	13
Profit after tax	491	426	65	15
Headcount in full-time equivalents (June 30)	48,021	48,567	-546	-1
Days of sales outstanding in days (June 30)	73	77	-4	-5
Basic earnings per share, in €	0.41	0.36	0.05	14
In the sections that follow, our revenues, expenses, and results position are discussed in detail.
RESULTS (IFRS)
Revenue (IFRS)
In the second quarter 2010, our software and software-related service revenues were €2,258 million (2009: €1,953 million), an increase of 16% compared to the same period in 2009.
Software revenues were €637 million (2009: €543 million) an increase of 17% compared to the same period in 2009.
Total revenues were €2,894 million (2009: €2,576 million), an increase of 12% compared to the same period in 2009.
In the second quarter of 2010, we closed or announced major contracts in several key regions including in EMEA: E.ON IT GmbH, Sisal S.p.A., Bashneft ANK OAO, Swiss Reinsurance Company Ltd., DSG Retail Ltd; In the Americas: American Water Works Service Co., U.S. Department of Agriculture, Delta Air Lines, Inc., Pelagio Oliveira S/A, Montepío Luz Saviñón I.A.P, H.D. Smith Wholesale Drug Co., United Nations; In Asia Pacific/Japan: Shanghai Huayi (Group) Company, Huaneng Lancang River Hydro Power, National Institute for Environmental Studies, Sumitomo Chemical Co.,Ltd, Malaysia Airports Holdings Berhad, Parkway Hospitals Singapore Pte Ltd.
Operating results (IFRS)
In the second quarter 2010 the operating profit was €774 million (2009: €641 million), an increase of 21%. Here we have to consider that the IFRS operating profit was impacted by restructuring charges of €17 million resulting from a reduction of positions in the second quarter of 2009.
In the second quarter 2010 our operating margin was 26.7% (2009: 24.9%), an increase of 1.8 percentage points. In the second quarter 2009 the operating margin was negatively impacted by 0.7 percentage points from restructuring costs. Severance expenses of €11 million, negatively impacted the second quarter 2010 operating margin by 0.4 percentage points (2009: 0.1 percentage points).
Profit after tax was €491 million (2009: €426 million), an increase of 15%. Basic earnings per share were €0.41 (2009: €0.36), an increase of 14%. The impact, net of tax, of the severance expenses in the second quarter 2010 on the basic earnings per share was €0.01. The impact, net of tax, of the restructuring expenses in the second quarter 2009 on the basic earnings per share was €0.01.
Second quarter 2010 profit after tax and basic earnings per share were also impacted by a lower effective tax rate in the second quarter of 2010 compared to the second quarter of 2009.
The effective tax rate in the second quarter of 2010 was 27.4% (2009: 28.5%).

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BUSINESS IN FIRST HALF YEAR 2010
Key figures — SAP Group 1/1/-6/30/2010 (IFRS)

	1/1/-6/30/	1/1/-6/30/
€ millions, unless otherwise stated	2010	2009	Change	Change in %
Software revenue	1,101	962	139	14
Support revenue	2,920	2,589	331	13
Software and software-related service revenue	4,205	3,695	510	14
Total revenue	5,403	4,974	429	9
Operating profit	1,331	948	383	40
Operating margin in %	24.6	19.1	5.5 pp	29
Profit before tax	1,197	883	314	36
Profit after tax	878	622	256	41
Basic earnings per share, in €	0.74	0.52	0.22	42
RESULTS (IFRS)
Revenue (IFRS)
Our software and software-related service revenues were €4,205 million (2009: €3,695 million), an increase of 14% in the first half year 2010 compared to the same period in 2009.
Software revenues were €1,101 million (2009: €962 million) an increase of 14% compared to the same period in 2009.
Total revenues were €5,403 million (2009: €4,974 million), an increase of 9% compared to the same period in 2009.
Operating results (IFRS)
In the first half year 2010 the operating profit was €1,331 million (2009: €948 million), an increase of 40%. In the first half year of 2009, the IFRS operating profit was impacted by restructuring charges of €183 million resulting from a reduction of positions.
Our operating margin was 24.6% (2009: 19.1%), an increase of 5.5 percentage points. In the first half year 2009 the operating margin was negatively impacted by 3.7 percentage points. In contrast to the respective first half of 2009, the first half of 2010 was not materially impacted by restructuring expenses which had, in the first half of 2009, negatively impacted the operating margin by 3.7 percentage points. Severance expenses of €38 million (2009: €3.1 million) and unused lease space expenses of €8 million negatively impacted the operating margin by 0.9 percentage points (2009: 0.1 percentage points).
Profit after tax was €878 million (2009: €622 million), an increase of 41%. Basic earnings per share were €0.74 (2009: €0.52), an increase of 42%. The impact, net of tax, of the severance and unused lease space expenses on the first half 2010 basic earnings per share was €0.03. The impact, net of tax, of the restructuring expenses in the first half 2009 basic earnings per share was €0.11. First half year 2010 profit after tax and basic earnings per share were also impacted by a lower effective tax rate in the first half year of 2010 compared to the first half year of 2009.
The effective tax rate in the first half year 2010 was 26.6% (2009: 29.6%). The year over year decrease in the effective tax rate mainly results from tax effects on changes in foreign currency exchange rates. The currency-related tax effects recorded in the second quarter 2010 were substantially compensated by several individually minor negative tax effects.
FINANCIAL POSITION (IFRS)
Operating cash flow for the first six months of 2010 was €1,282 million (June 30, 2009: €1,823 million). When comparing the operating cash flow for the first six months of 2010 to the prior period, it has to be considered that we received significant payments from customers which had been delayed by the customers at the end of 2008 due to the onset of the financial crisis. In the year 2010, however, the timing of the cash inflows from customers has returned to the norm. In addition, we incurred net cash outflows for derivative financial instrument used for the hedging of foreign exchange risks which did not affect profit. These cash outflows were higher in the first six months 2010 compared to the prior period. In addition, we incurred a one-time payment in the second quarter of 2010 from the settlement of a lawsuit. The main part of the corresponding insurance reimbursement is expected to be received in subsequent periods.

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Group Liquidity of SAP Group

	June 30,	December
€ millions	2010	31,2009	Change
Cash and cash equivalents	3,605	1,884	1,721
Short-term investments	351	400	-49
Group Liquidity — gross	3,956	2,284	1,672
Current bank loans	68	4	64
Net liquidity 1	3.888	2.280	1.608
Non-current bank loans	2	2	0
Private placement transaction	697	697	0
Bond	995	0	995
Net liquidity 2	2.194	1.581	613
On April 8, 2010, we issued our first two-tranche eurobond, which was placed on the eurobond-market on March 31, 2010. The eurobond with a two-tranche structure is consisting of a €500 million four-year tranche and a €500 million seven-year tranche. The four-year notes pay a coupon of 2.50% and were issued at a price of 99.755%, corresponding to a spread of 45 basis points over the euro mid-swaps rate. The seven-year notes pay a coupon of 3.50% and were issued at a price of 99.780%, corresponding to a spread of 70 basis points over the Euro Mid-Swaps rate. The notes were issued off a standalone prospectus and are listed on the Luxembourg Stock Exchange. The denomination was set to €1,000 to have a better appeal to retail investors and to private banks and their clients.
Total assets stood at €15,672 million on June 30, 2010, an increase of 17% from €13,374 million on December 31, 2009.
RESEARCH AND DEVELOPMENT
Research and development (R&D) expenses increased by 7% to €790 million in the first six months of 2010 compared to the first six months of 2009. In spite of cost savings from the reduction in the number of employees in comparison to the prior year, research and development expenses increased, mainly from an increase in expenses for severances, and travel costs caused by the recovered business development. The R&D quotient — that is the amount we spend on R&D as a percentage of total revenue — remained relatively constant at 15% in the first six months of 2010 (June 30, 2009: 15%).
The number of full-time equivalent (FTE ) employees working in research and development teams declined in the second quarter of 2010 by 5% to 14,346 compared to the prior-year quarter (June 30, 2009: 15,062; December 31, 2009: 14,813). The decrease results primarily from the 2009 reduction of workforce. Our internal reorganization in the second quarter of 2010 also contributed to the reduction. As part of the reorganization, employees previously in research and development were transferred to the software and software-related service area.
PRODUCTS AND SOLUTIONS
In the area of products and solutions we were able to achieve the following advances and cooperations in the first six months:
In January, we introduced a new, comprehensive tiered support model for customers worldwide. This support offering includes SAP Enterprise Support services and the SAP Standard Support options and enables all customers to choose the option that best meets their requirements. The vast majority of customers have since chosen SAP Enterprise Support.
In January, we announced that SAP was positioned by Gartner Inc. in the leaders’ quadrant of the “Magic Quadrant for Corporate Performance Management (CPM) Suites” report.
In February, we announced the third major expansion of an already successful strategic relationship with Open Text to to include Open Text Digital Asset Management (DAM), a key component of the Open Text ECM Suite and a part of marketing resource management and intellectual property management capabilities of the application SAP Customer Relationship Management (SAP CRM). Through a new global agreement, SAP will resell the enterprise DAM solution from Open Text under the name the SAP Digital Asset Management application by Open Text.
Among our announcements at the CeBIT trade fair in Hanover, Germany, in March we introduced the new release of SAP Business One, the integrated business management application for small businesses. The new 8.8 release is easier to adapt to customers’ requirements and includes new innovations and advancements in the areas of functionality, performance, and user experience that will improve usability and productivity for our customers. The new release was developed in close cooperation with SAP partners from small and midsize companies.
Also at CeBIT in March, we announced together with Sybase Inc. two new solutions for mobile workers to carry out key business and customer relationship management processes via iPhone and Windows Mobile. Built on the industry-leading Sybase Unwired Platform, the mobile

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solutions extend the capabilities of SAP Business Suite applications, including SAP CRM, and also can be customized to tap into a variety of back-end data sources, including databases, Web services, files, and any enterprise application that uses service-oriented architecture.
Also in March, we announced the general availability of SAP StreamWork — the new on-demand, collaborative decision-making software aimed at transforming the way people work. SAP StreamWork brings together people, information, and proven business methodologies to help teams naturally and fluidly work toward goals and outcomes.
In April, SAP announced that it was named the market share leader in business intelligence (BI), analytics, and performance management software, according to the 2009 market share report issued by Gartner Inc. In the report, SAP ranks No. 1 with 22.4 percent share of the worldwide market.
In May, SAP joined the Sustainability Consortium as the organization’s first global technology steering committee member. The Sustainability Consortium is an independent organization of diverse global participants working collaboratively to build a scientific foundation that drives innovation to improve the sustainability of consumer products. As the world’s leading provider of enterprise software with expertise in more than 25 industries, SAP has the experience and global scale required to speed development and adoption of technology that will support the Sustainability Consortium’s goal of developing open standards and transparent solutions to drive a new generation of products and supply networks that address environmental, social, and economic imperatives.
In mid-May, SAP announced new customer-centric innovations in the SAP Business ByDesign solution. With the upcoming release, users will be able to run sophisticated analyses in real time with in-memory analytics and take advantage of enhanced usability through customizable reports, forms, and user-interfaces, while mobile workers can initiate business processes through support of mobile scenarios. The new version will be available on July 31, 2010 and is ready for volume deployment in six countries.
Also in mid-May, SAP announced the expansion of the scope of solutions for which customers can activate new features for existing products without disrupting operations for system upgrades. Under the marquee “Innovations 2010,” SAP is unveiling a number of industry-specific and line-of-business enhancements across multiple products including SAP Business Suite software; the SAP BusinessObjects portfolio; the SAP NetWeaver technology platform; solutions for governance, risk and compliance; industry packages; solution extensions; and social collaboration networks.
In May, SAP reinforced its commitment to coinnovate with partners to drive virtualization and cloud computing benefits by unveiling progress toward delivering enhanced agility while reducing total cost of ownership (TCO) for customers looking to transition to next-generation data center architectures. Through the Virtual Computing Environment (VCE) coalition and its Vblock Infrastructure Packages, Cisco, EMC and VMware have committed to extensive and ongoing innovation with SAP to unleash the benefits of pervasive virtualization and speed the journey to “private cloud computing.” The initiative marks an important step toward running SAP software reliably and securely on internal and external cloud environments, and also underscores integration with the SAP NetWeaver Adaptive Computing Controller tool to help customers increase flexibility and save costs in their data centers.
At SAPPHIRE NOW in May, SAP announced that it is developing new in-memory appliance and software offerings that will enable a real-time link between business insight, foresight, and action, dramatically increasing the availability and speed of business information, enabling companies to make better decisions faster.
In mid-June, Gartner named SAP as a leader in the customer information services (CIS) industry in the market research firm’s “Magic Quadrant for Utilities Customer Information Systems” report. The annual report tracks changes in the CIS market and analyzes market dynamics. Inclusion in the Magic Quadrant is based on the business wants and needs of customers in the CIS market. SAP has been identified alongside six others as providing the most exemplary CIS solutions based on completeness of vision and ability to execute.
SUSTAINABILITY
In May, we released our 2009 SAP Sustainability Report (www.sapsustainabilityreport.com). In the new report we have moved beyond the concept of a static, printed sustainability report. SAP’s innovative Web-based report, which achieved an A+ rating from the Global Reporting Initiative (GRI), is unique in both the way it allows readers to interact with SAP’s sustainability performance information and how it invites participation into a discussion of the company’s sustainability efforts and strategies. Unlike the typical one-way reporting vehicle that most companies use, the SAP Sustainability Report encourages stakeholders to engage in a clear, transparent, and fruitful conversation with SAP and each other.
EMPLOYEES
At the end of June 2010, our number of employees, measured in full-time equivalents, was 48,021 (June 30, 2009: 48,567; December 31, 2009: 47,584). Of those 48,021 employees, 14,872 were based in Germany (June 30, 2009: 15,286; December 31, 2009: 14,925) and 8,252 in the USA (June 30, 2009: 8,261; December 31, 2009: 8,101).
ORGANIZATION

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There were various important changes in our organization in the first half year 2010:
In February 2010, we announced that the Supervisory Board had reached a mutual agreement with CEO Léo Apotheker not to extend his contract as a member of the Executive Board. Léo Apotheker resigned as CEO and from the Executive Board with immediate effect.
In February 2010, Bill McDermott (head of our global field organization) and Jim Hagemann Snabe (head of business solutions and technology) were appointed as co-CEOs. Also in February 2010, Vishal Sikka, our chief technology officer, was appointed to the Executive Board. Gerhard Oswald, Executive Board member responsible for our global service and support, was in addition appointed chief operating officer, replacing Erwin Gunst, who stepped down for health reasons.
In February 2010, the Supervisory Board accepted the resignation of John Schwarz, the member of the Executive Board responsible for SAP BusinessObjects, our ecosystem, and corporate development, with immediate effect.
In April 2010 the Supervisory Board has approved the nomination of Angelika Dammann as the newest member of the Executive Board. Since July 2010, Angelika is leading the Human Resources Board area and serves as the labor relations director.
ACQUISITIONS
As announced in April 2010, we plan to acquire Technidata AG in late July. This acquisition is in line with our commitment to help companies execute their sustainability strategies. TechniData AG is the world’s leading provider of product safety and environmental, health and safety (EHS) solutions. TechniData provides systems integration, managed EHS services, regulatory content, and software to help companies comply with regulatory challenges in these areas.
In May 2010, we submitted a public offer for the U.S. company Sybase, Inc. We anticipate that all closing conditions will be met on July 27, 2010 and that we will acquire the majority shareholding offered to us. The merger of SAP and Sybase will produce solutions for “unwired” businesses. As a result of this transaction, customers will be able to better harness today’s explosion of data and deliver information and insight in real time to business consumers using mobile devices. Companies will benefit from greater productivity, speed, and agility to help their businesses grow.
For more details on acquisitions, see note (4) in the “Notes to Consolidated Interim Financial Statements” section.
SAP SHARE AND MARKET CAPITALIZATION
SAP AG common shares are listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each representing one common share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies, and the Dow Jones EURO STOXX 50 blue chip index.
SAP stock closed on June 30, 2010, at €36.68 (XETRA). That meant our market capitalization was approximately €45.0 billion at the end of the first six months of 2010, based on 1,227 million shares outstanding. This made SAP the second most valuable company in Germany on June 30, 2010, measured on market capitalization. The stock price had increased 11.2% since the close of 2009. The DAX increased 0.1% during the first six months, and the Dow Jones EURO STOXX 50 decreased 13.3%. The S&P North Software-Software Index also decreased 8.2% over the same period whereas the Tech PGI index rose 2.8%.
In the first half of 2010 we bought back 3.5 million SAP-shares and we issued 2.4 million own shares to employees who exercised stock options under SAP’s share-based compensation programs.
At the Annual General Meeting of Shareholders on June 8, shareholders approved a dividend of €0.50 (unchanged from the previous year) per ordinary share. The total amount distributed in dividends was approximately €594 million (previous year: €594 million), based on the outstanding shares as of June 8, 2010, representing a pay-out ratio of 34%.
Additional information about the SAP common stock is available on Bloomberg under the symbol “SAP GR”, on Reuters under “SAPG.F”, on Quotron under “SAGR.EU”, and on SAP’s Web site: www.sap.com.
EVENTS AFTER THE END OF THE QUARTER
On July 26, 2010 SAP announced that it has completed the cash tender offer for all outstanding shares of common stock of Sybase. This follows the definitive merger agreement that was announced on May 12, 2010.
For more details on acquisitions, see note (4) in the “Notes to Consolidated Interim Financial Statements” section.
RISK FACTORS
SAP has a system in place comprising multiple mechanisms across the SAP Group to recognize and analyze risks early and respond appropriately. For any changes in legal risks since our Annual Report for 2009, see note (15) to the IFRS consolidated interim financial statements. The other risk factors described in detail in the SAP Annual Report for 2009 and the SAP Annual Report on Form 20-F for 2009 filed with the SEC continue to be applicable without material changes.

12     SAP INTERIM REPORT JANUARY-JUNE 2010
The acquisition of Sybase involves acquisition and integration risks. For a general description of these risks, see our Annual Report for 2009.
BUSINESS OUTLOOK
Future Trends in the Global Economy
Leading economic research institutes expect the global economy to continue growing in the second half of 2010 and in the following two years, driven primarily by an expansion in world trade. In the first half of 2010, trade in certain industry sectors reached levels similar to those seen before the recession.
The global economic outlook improved more than expected. However, economists still anticipate that economic growth will narrow temporarily in the second half-year of 2010. One of the reasons behind the expected slowdown is that fiscal policy stimuli are to be gradually ended. According to the forecasts, the global economy is likely to be buoyed starting in 2011 as financing conditions return to normal and the employment market gains momentum.
In the economies in the euro area, growth is projected to remain modest for the rest of 2010. According to the forecasts, the economy of the euro area will recover in the long term, helped primarily by gradual growth in domestic demand. Nevertheless, the economists still believe that growth in 2010 and 2011 will remain below levels seen before the global economic crisis. In particular, this is the result of hesitant private consumer spending caused by high levels of unemployment, consumers feeling more inclined to save rather than spend, and weak increases in private income.
By contrast, emerging economies continue to recover quickly. In global terms, the crisis affected the emerging economies least severely. Also, these economies continue to enjoy extensive government stimulus measures.
The economics institutes pinpoint various risks to the upturn. In particular, they are concerned that the development of the labor market, inflation, and prices for raw materials over the remainder of this year are still uncertain. It also is not yet clear how long and to what degree governments will continue their stimulus measures. Furthermore, while these measures ease the immediate effects of the crisis, they do not eliminate structural risks such as fundamental weaknesses of the financial system.
The economists also describe the risk that unexpected developments in sovereign debt markets could spill over to other countries and that emerging economies could overheat. The economists will adjust their projections upwards or downwards according to how serious these risks become in the next months.
IT Market — The Outlook
IDC expects middle single-digit growth in the worldwide IT market in 2010. This forecast is one-half of a percentage point higher than IDC’s projection in January 2010. Nevertheless, IDC does not expect IT investments to reach a level similar to before the crisis for several more years.
For the EMEA region, IDC predicts that the development seen in the first half of 2010 will continue for the rest of the year: The IT market in Western Europe is flat because companies’ business confidence is still not strong enough. The software and service market is projected to develop somewhat more positively than the market overall in Western Europe, according to IDC. Both segments are expected to achieve single-digit growth rates in the coming years. Central and Eastern Europe is progressing faster than Europe as a whole. IDC sees high single-digit growth for the region in the current year, rising to double-digit growth for the coming years. IT spending in Central and Eastern Europe is forecast to reach prerecession levels in 2012. Higher oil prices have benefited the Middle East and Africa, IDC reports. It expects double-digit growth in that region’s IT market in 2010.
In the Americas, IDC anticipates that the IT market will continue its recovery for the remainder of 2010. In the United States this is particularly evident in the software market, where growth is projected to lie in the middle of the single-digit range. The recovery of spending for IT services will be more gradual because of the nature of long-term contracts.
In its forecast for the second half of the year in the Asia Pacific Japan region, IDC again expects to see marked differences between advanced and emerging economies. Many emerging economies are expected to achieve double-digit growth this year, while the IT market in Japan will decline for a third consecutive year. Rising exports from Japan will not compensate for domestic businesses’ cautious spending. Even in the coming years, the Japanese IT market will struggle to exceed low single-digit growth, according to IDC.
IDC bases its forecasts on an assumption of stable macroeconomic growth. Risks to macroeconomic growth include a return to recession, escalation of the Greek debt crisis, and a continuing rise in unemployment. If any of these scenarios should arise, IDC will revise its forecasts and projections for the development of the IT market downwards.

INTERIM REVIEW OF SAP GROUP OPERATIONS     13
BUSINESS AT SAP
Business Outlook
SAP is providing the following outlook for the full-year 2010, which now takes into account the acquisition of Sybase:
The Company expects full-year 2010 Non-IFRS software and software-related service revenue(1) to increase in a range of 9% — 11% at constant currencies (2009: €8.2 billion). SAP’s business, excluding the contribution from Sybase, is expected to contribute 6 — 8 percentage points to this growth.
The Company expects the full-year 2010 Non-IFRS operating margin to be in a range of 30% — 31% (2009: 27.4%) at constant currencies.
The Company projects an effective tax rate of 27.5% — 28.5% (based on IFRS) for 2010 (2009: 28.1%).
Excepting acquisitions, our planned capital expenditures for 2010 will be covered in full by operating cash flow and will chiefly be spent on completing new office buildings at various locations as well as on IT equipment.
Among the premises on which this outlook is based are those presented concerning economic conditions without considering the effects from acquisitions.

(1)	Unchanged from the past, software and software-related service revenue continues to only include software and services directly related to software. Revenues from all other services (including consulting, training and Sybase’s messaging services) continue to be reported as Professional Services and Other Service Revenue.

14     SAP INTERIM REPORT JANUARY–JUNE 2010
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
(UNAUDITED)
NOTES TO THE INTERIM FINANCIAL STATEMENTS

(1) General	22
(2) Scope of Consolidation	22
(3) Summary of Significant Accounting Policies	22
(4) Acquisitions	23
(5) Expenses by Nature and Headcount	24
(6) Restructuring	25
(7) Income Taxes	25
(8) Earnings per Share	25
(9) Other Financial Assets	26
(10) Trade and other receivables	26
(11) Financial Liabilities	27
(12) Shareholders’ Equity	27
(13) Share-Based Compensation Plans	27
(14) Contingent Liabilities	28
(15) Litigation and Claims	28
(16) Other Financial Instruments	29
(17) Segment Information	29
(18) Related Party Transactions	32
(19) Subsequent Events	32

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS      15
CONSOLIDATED INCOME STATEMENTS OF SAP GROUP
For the three months ended June 30

€ millions, unless otherwise stated	Note	2010	2009	Change in %
Software revenue		637	543	17
Support revenue		1,526	1,337	14
Subscription and other software-related service revenue		95	73	30
Software and software-related service revenue		2,258	1,953	16
Consulting revenue		528	517	2
Training revenue		71	70	1
Other service revenue		18	23	-22
Professional services and other service revenue		617	610	1
Other revenue		19	13	46
Total revenue		2,894	2,576	12

Cost of software and software-related services		-415	-400	4
Cost of professional services and other services		-497	-467	6
Research and development		-397	-373	6
Sales and marketing		-658	-561	17
General and administration		-156	-123	27
Restructuring	(6)	-1	-17	-94
Other operating income/ expense, net		4	6	-33
Total operating expenses		-2,120	-1,935	10

Operating profit		774	641	21

Other non-operating income/ expense, net		-86	-22	>100
Finance income		11	8	38
Finance costs		-21	-28	-25
Other financial gains / losses, net		-2	-3	-33
Financial income, net		-12	-23	-48
Profit before tax		676	596	13
Income tax expense	(7)	-185	-170	9
Profit after tax		491	426	15
— Profit attributable to non-controlling interests		0	1	-100
— Profit attributable to owners of parent		491	425	16

Basic earnings per share, in €	(8)	0.41	0.36	14
Diluted earnings per share, in €	(8)	0.41	0.36	14

16       SAP INTERIM REPORT JANUARY-JUNE 2010
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP
for the second quarter ended June 30

€ millions	2010	2009
Profit after tax	491	426
Gains (losses) on exchange differences on translation, before tax	142	3
Reclassification adjustments on exchange differences on translation, before tax	-11	0
Exchange differences on translation	131	3
Gains (losses) on remeasuring available-for-sale financial assets, before tax	-7	1
Reclassification adjustments on available-for-sale financial assets, before tax	0	0
Available-for-sale financial assets	-7	1
Gains (losses) on cash flow hedges, before tax	-40	-7
Reclassification adjustments on cash flow hedges, before tax	11	25
Cash flow hedges	-29	18
Actuarial gains (losses) on defined benefit plans, before tax	-5	3
Other comprehensive income before tax	90	25
Income tax relating to components of other comprehensive income	10	-6
Other comprehensive income after tax	100	19
Total comprehensive income	591	445
— attributable to non-controlling interests	1	1
— attributable to owners of parent	590	444

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS       17
CONSOLIDATED INCOME STATEMENTS OF SAP GROUP
For the six months ended June 30

€ millions, unless otherwise stated	Note	2010	2009	Change in %
Software revenue		1,101	962	14
Support revenue		2,920	2,589	13
Subscription and other software-related service revenue		184	144	28
Software and software-related service revenue		4,205	3,695	14
Consulting revenue		1,007	1,071	-6
Training revenue		130	142	-8
Other service revenue		37	47	-21
Professional services and other service revenue		1,174	1,260	-7
Other revenue		24	19	26
Total revenue		5,403	4,974	9

Cost of software and software-related services		-814	-786	4
Cost of professional services and other services		-948	-989	-4
Research and development		-790	-738	7
Sales and marketing		-1,215	-1,074	13
General and administration		-304	-262	16
Restructuring	(6)	-1	-183	-99
Other operating income/ expense, net		0	6	-100
Total operating expenses		-4,072	-4,026	1

Operating profit		1,331	948	40

Other non-operating income/ expense, net		-122	-23	>100
Finance income		22	17	29
Finance costs		-33	-53	-38
Other financial gains / losses, net		-1	-6	-83
Financial income, net		-12	-42	-71
Profit before tax		1,197	883	36
Income tax expense	(7)	-319	-261	22
Profit after tax		878	622	41
— Profit attributable to non-controlling interests		1	1	0
— Profit attributable to owners of parent		877	621	41

Basic earnings per share, in €	(8)	0.74	0.52	42
Diluted earnings per share, in €	(8)	0.74	0.52	42

18       SAP INTERIM REPORT JANUARY-JUNE 2010
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP
for the six months ended June 30

€ millions	2010	2009
Profit after tax	878	622
Gains (losses) on exchange differences on translation, before tax	272	35
Reclassification adjustments on exchange differences on translation, before tax	-17	0
Exchange differences on translation	255	35
Gains (losses) on remeasuring available-for-sale financial assets, before tax	-1	1
Reclassification adjustments on available-for-sale financial assets, before tax	0	0
Available-for-sale financial assets	-1	1
Gains (losses) on cash flow hedges, before tax	-72	-22
Reclassification adjustments on cash flow hedges, before tax	16	43
Cash flow hedges	-56	21
Actuarial gains (losses) on defined benefit plans, before tax	-10	2
Other comprehensive income before tax	188	59
Income tax relating to components of other comprehensive income	22	-6
Other comprehensive income after tax	210	53
Total comprehensive income	1,088	675
— attributable to non-controlling interests	1	1
— attributable to owners of parent	1,087	674

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS       19
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP
as at June 30, 2010 and December 31, 2009

€ millions	Notes	2010	2009	Change in %
Assets
Cash and cash equivalents		3,605	1,884	91
Other financial assets	(9)	574	486	18
Trade and other receivables	(10)	2,768	2,546	9
Other non-financial assets		217	147	48
Tax assets		202	192	5
Total current assets		7,366	5,255	40
Goodwill		5,136	4,994	3
Intangible assets		829	894	-7
Property, plant, and equipment		1,415	1,371	3
Other financial assets		337	284	19
Trade and other receivables		66	52	27
Other non-financial assets		34	35	-3
Tax assets		125	91	37
Deferred tax assets		364	398	-9
Total non-current assets		8,306	8,119	2

Total assets		15,672	13,374	17

€ millions	Notes	2010	2009	Change in %
Equity and liabilities
Trade and other payables		698	638	9
Tax liabilities		3	125	-98
Financial liabilities	(11)	219	146	50
Other non-financial liabilities		990	1,577	-37
Provisions		354	332	7
Deferred income		1,919	598	>100
Total current liabilities		4,183	3,416	22
Trade and other payables		34	35	-3
Tax liabilities		259	239	8
Financial liabilities	(11)	1,764	729	>100
Other non-financial liabilities		12	12	0
Provisions		224	198	13
Deferred tax liabilities		137	190	-28
Deferred income		88	64	38
Total non-current liabilities		2,518	1,467	72
Total liabilities		6,701	4,883	37
Issued capital		1,227	1,226	0
Treasury shares		-1,349	-1,320	2
Share premium		331	317	4
Retained earnings		8,851	8,571	3
Other components of equity		-104	-317	-67
Equity attributable to owners of parent		8,956	8,477	6
Non-controlling interests		15	14	7
Total equity	(12)	8,971	8,491	6

Equity and liabilities		15,672	13,374	17

20       SAP INTERIM REPORT JANUARY-JUNE 2010
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP
For the six months ended June 30

				Other Components of Equity
					Available-			Equity
					for-Sale			Attributable	Non-
	Issued	Share	Retained	Exchange	Financial	Cash Flow	Treasury	to Owners	Controlling	Total
€ millions	Capital	Premium	Earnings	Differences	Assets	Hedges	Shares	of Parent	Interests	Equity
January 1, 2009	1,226	320	7,423	-395	-1	-42	-1,362	7,169	2	7,171
Profit after tax			621					621	1	622
Other comprehensive income			2	34	1	16		53		53
Share-based compensation		-2						-2		-2
Dividends			-594					-594		-594
Treasury shares transactions		-4					21	17		17
Convertible bonds and stock options exercised		4						4		4
Other			1					1		1
June 30, 2009	1,226	318	7,453	-361		-26	-1,341	7,269	3	7,272

January 1, 2010	1,226	317	8,571	-319	13	-11	-1,320	8,477	14	8,491
Profit after tax			877					877	1	878
Other comprehensive income			-3	255	-1	-41		210		210
Share-based compensation		-1						-1		-1
Dividends			-594					-594		-594
Treasury shares transactions		-5					-113	-118		-118
Convertible bonds and stock options exercised	1	20					84	105		105
June 30, 2010	1,227	331	8,851	-64	12	-52	-1,349	8,956	15	8,971

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS       21
CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP
as at June 30

€ millions	2010	2009
Profit after tax	878	622
Adjustments to reconcile profit after taxes to net cash provided by operating activities :
Depreciation and amortization	225	253
Gains / losses on disposals of non-current assets	1	3
Impairment loss on financial assets recognized in profit	0	7
Decreae/ increase in sales and bad debt allowances on trade receivables	6	97
Other adjustments for non-cash items	15	13
Deferred income taxes	36	-65
Decrease/ increase in trade receivables	31	628
Decrease/ increase in other assets	-216	-96
Decrease/ increase in trade payables, provisions and other liabilities	-802	-687
Decrease/ increase in deferred income	1,108	1,048
Net cash flows from operating activities	1,282	1,823
Business combinations, net of cash and cash equivalents acquired	0	-49
Purchase of intangible assets and property, plant, and equipment	-125	-106
Proceeds from sales of intangible assets or property, plant, and equipment	17	13
Purchase of equity or debt instruments of other entities	-651	-573
Proceeds from sales of equity or debt instruments of other entities	689	233
Net cash flows from investing activities	-70	-482
Dividends paid	-594	-594
Purchase of treasury shares	-120	0
Proceeds from reissuance of treasury shares	85	10
Proceeds from issuing shares (share-based compensation)	21	4
Proceeds from borrowings	1,063	697
Repayments of borrowings	-6	0
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-14	0
Proceeds from exercise of equity-based derivative financial instruments	4	4
Net cash flows from financing activities	439	121
Effect of foreign exchange rates on cash and cash equivalents	70	-25
Net decrease/ increase in cash and cash equivalents	1,721	1,437
Cash and cash equivalents at the beginning of the period	1,884	1,280
Cash and cash equivalents at the end of the period	3,605	2,717

22     SAP INTERIM REPORT JANUARY-JUNE 2010
NOTES TO THE INTERIM FINANCIAL STATEMENTS
A. BASIS OF PRESENTATION
(1) General
The accompanying consolidated financial statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS). The designation “IFRS” includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements. The interim consolidated financial statements for the period ended June 30, 2010 are in compliance with International Accounting Standard (IAS) 34.
Certain information and disclosures normally included in notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information is not misleading.
Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.
Amounts reported in previous years have been reclassified as appropriate to conform to the current presentation.
These unaudited condensed IFRS consolidated interim financial statements should be read in conjunction with SAP’s audited consolidated IFRS financial statements and notes thereto as of December 31, 2009.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
(2) Scope of Consolidation
The following table summarizes the change in the number of legal entities included in the consolidated financial statements:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2009	22	165	187
Additions	1	11	12
Disposals	-4	-32	-36
December 31, 2009	19	144	163
Additions	0	1	1
Disposals	-1	-6	-7
June 30, 2010	18	139	157
The reduction in the number of legal entities included in the consolidated financial statements in the first two quarters of 2010 is due to the fact that we have liquidated non-operating entities. The addition of an entity is due to the foundation of a company. The changes in the prior year relate to acquisitions and mergers of operating companies and liquidations of non-operating entities.
As of June 30, 2010, five companies in which SAP has the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method.
(3) Summary of Significant Accounting Policies
The interim financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as at December 31, 2009. Our significant accounting policies are summarized in the notes to the annual financial statements. For further information, we refer to note (3) of our Group Annual Report for 2009.
Newly Adopted Accounting Standards
The new accounting standards adopted in the first six months of 2010 did not have a material impact on our consolidated financial statements.
New Accounting Standards Not Yet Adopted
In May 2010, the IASB issued Improvements to IFRSs — a collection of amendments to several International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The resulting amendments mainly have effective dates for annual periods beginning on or after January 1, 2011, although entities are permitted to adopt them earlier. The European Union has not yet endorsed these improvements. We are currently determining the impact these amendments will have on our consolidated financial statements.
(4) Acquisitions

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     23
We did not acquire any businesses in the first quarter and second quarter of 2010. Acquisitions of the prior year are described in note (4) in the section titled “Notes to Consolidated Financial Statements” in our Annual Report for fiscal year 2009.
On May 12 we announced our intention to acquire Sybase Inc. of Dublin, California (NYSE:SY). Under the terms and conditions of the merger agreement SAP America, Inc. made an all cash tender offer for all of the outstanding shares of Sybase common stock on May 26 at US$65.00 per share which results in a purchase price of the outstanding shares of US$5.8 billion. The Sybase board of directors has unanimously approved the transaction. The closing of the tender offer was conditional on the tender of a majority of the outstanding shares of Sybase’s common stock on a fully diluted basis and clearance by the relevant antitrust authorities. We expect that the transaction will be concluded on July 27, 2010 by the acquisition of a majority interest in the company and following the approval of the competition authorities. If our investment covers more than 90% of voting shares, SAP will exercise its right to buy out the remaining shares. Sybase delivers a range of solutions to ensure that customer information is securely managed and mobilized to the point of action, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, and mobile messaging services.
Both SAP and Sybase will benefit from synergies across product lines and markets. SAP plans to accelerate the reach of its solutions across mobile platforms and drive forward the realization of its in-memory computing vision. This significantly increases the number of potential SAP users and delivers considerably more value from customers’ existing SAP investments. Sybase’s mobile platform can connect all applications and data (SAP and non-SAP) and enable them on mobile devices. SAP, Sybase, and their customers will be able to tap into Sybase’s messaging network to reach 4 billion mobile subscribers through 850+ operator relationships worldwide and engage their consumers via alerts, transactions, and promotions on their mobile devices.
For Sybase, SAP’s in-memory technology will provide the opportunity for dramatic performance improvements to its analytic processing capabilities. Sybase will also be able to bring its complex event processing and analytics expertise, which was built in the financial sector, to customers in other industries, markets, and product areas in which SAP has a complementary, strong presence.
We estimate that the consideration to be transferred for acquiring Sybase will slightly exceed €5.8 billion after a successful squeeze-out not considering cash acquired. The per share price represents a 44% premium over the three-month average stock price of Sybase. The transaction will be funded from SAP’s cash on hand and a €2.75 billion bank loan facility.
Since the transaction was not completely finalized before the release of the quarterly report, we are not in a position to provide disclosures regarding the valuation of assets and liabilities assumed. The allocation of goodwill from the acquisition to our reportable segments will depend on our final management structure which has not yet been determined. The goodwill results mainly from expected synergies, future business opportunities and acquired workforce which are not identifiable intangible assets under IFRS. They therefore cannot be capitalized separately but are included in goodwill.
As the business combination closed after the end of the second quarter no Sybase revenue or expenses are included in the consolidated statements presented in this report.

24     SAP INTERIM REPORT JANUARY-JUNE 2010
B. NOTES TO CONSOLIDATED INCOME STATEMENTS AND STATEMENTS OF FINANCIAL POSITION
(5) Expenses by Nature and Headcount
Employee Compensation
Employee compensation comprises:
Employee Compensation

€ millions	Q2 2010	H1 2010	Q2 2009	H1 2009
Salaries	1,044	2,011	940	1,931
Social security expense	143	305	136	293
Pension expense	39	87	45	87
Share-based payment expense	13	18	17	20
Termination benefits	10	35	1	3
Personnel expenses	1,249	2,456	1,139	2,334
Employee-related restructuring expenses	1	1	9	173
Employee compensation	1,250	2,457	1,148	2,507
Number of Employees (in Full-Time Equivalents)
At June 30, 2010, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:
Headcount by region and functional area

	June 30, 2010				June 30, 2009
			Asia				Asia
			Pacific				Pacific
Full-time equivalents	EMEA	Americas	Japan	Total	EMEA	Americas	Japan	Total
Software and software-related services	3,479	1,422	2,100	7,001	3,238	1,239	1,840	6,317
Professional services and other services	6,407	3,544	2,243	12,194	6,916	3,597	2,358	12,871
Research and Development	8,288	2,458	3,600	14,346	8,620	2,553	3,889	15,062
Sales & Marketing	4,216	3,704	1,811	9,731	4,320	3,600	1,808	9,728
General & Administration	1,891	717	418	3,026	1,945	750	418	3,113
Infrastructure	1,044	471	208	1,723	888	409	179	1,476
SAP Group (June 30)	25,325	12,316	10,380	48,021	25,927	12,148	10,492	48,567
SAP Group (average H1)	25,314	12,117	10,304	47,735	26,422	12,712	10,877	50,011

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     25
(6) Restructuring
In 2009 SAP announced a restructuring program to lower cost and as a result reduced its workforce by 2,983 positions in 2009. Due to the reduction in workforce we also vacated some rented facilities. Total restructuring expenses amounted to €183 million in the first half year of 2009.
Restructuring Development

		Cost of
		Closing
	Termination	Redundant
€ millions	Benefits	Facilities	Total
1/1/2010	16	28	44
Addition	1	5	6
Change consolidation group	0	0	0
Utilization	-10	-9	-19
Release	-2	-5	-7
Currency impact	1	3	4
6/30/2010	6	22	28
We expect that most of the remaining employee-related restructuring provisions will be paid in 2010. Utilization of the facility-related restructuring provision depends on the length of the remaining term of the lease. Consequently €10 million of the provision is non-current.
(7) Income Taxes
In the second quarter and the first half year of 2010, income taxes and the effective tax rate, each compared with the second quarter and the first half year of 2009, developed as follows:
Income Taxes

	Q2	H1	Q2	H1
€ millions, unless stated otherwise	2010	2010	2009	2009
Profit before income tax	676	1,197	596	883
Income tax expense	-185	-319	-170	-261
Effective tax rate in %	27.4	26.6	28.5	29.6
(8) Earnings per Share
The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the LTI 2000 Plan and SAP SOP 2002 because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represent 21.7 million SAP common shares on June 30, 2010 and 36.8 million SAP common shares on June 30, 2009.
Earnings per Share

€ millions, unless otherwise stated	Q2 2010	H1 2010	Q2 2009	H1 2009
Profit attributable to owners of parent	491	878	426	622
Weighted average number of shares in millions — basic	1,188	1,188	1,188	1,188
Dilutive effect of stock options / convertible bonds in millions	1	1	1	1
Weighted average number of shares in millions — diluted	1,189	1,189	1,189	1,189
Basic earnings per share, in €	0.41	0.74	0.36	0.52
Diluted earnings per share, in €	0.41	0.74	0.36	0.52

26     SAP INTERIM REPORT JANUARY-JUNE 2010
(9) Other Financial Assets
Other financial assets comprise:
Other Financial Assets

	June 30, 2010
		Non-
€ millions	Current	Current	Total
Loans and other financial receivables	375	203	578
Debt investments	6	0	6
Equity investments	0	100	100
Available-for-sale financial assets	6	100	106
Derivates	193	0	193
Investments in associates	0	34	34
Total	574	337	911

	December 31, 2009
		Non-
€ millions	Current	Current	Total
Loans and other financial receivables	422	168	590
Debt investments	0	0	0
Equity investments	0	87	87
Available-for-sale financial assets	0	87	87
Derivates	64	2	66
Investments in associates	0	27	27
Total	486	284	770
(10) Trade and other receivables
Trade and other receivables comprise:
Trade and Other Receivables

	June 30, 2010
		Non-
€ millions	Current	current	Total

Trade receivables, net	2,704	1	2,705
Other receivables	64	65	129
Total trade and other receivables	2,768	66	2,834

	December 31, 2009
		Non-
€ millions	Current	current	Total

Trade receivables, net	2,507	1	2,508
Other receivables	39	51	90
Total trade and other receivables	2,546	52	2,598
The carrying amounts of our trade receivables and related allowances were as follows:
Carrying Amounts of Trade Receivables

	June 30,	December
€ millions	2010	31, 2009
Gross carrying amount	2,925	2,698
Sales allowances charged to revenue	-180	-142
Allowance for doubtful accounts charged to expense	-40	-48
Carrying amount trade receivables, net	2,705	2,508
In our Consolidated Income Statement bad debt allowances for a portfolio of trade receivables are recorded as other operating expense, whereas bad debt allowances for specific customer balances are recorded in cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the respective trade receivable results. Sales allowances are recorded as an offset to the respective revenue item.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     27
(11) Financial Liabilities
Financial liabilities comprise:
Financial Liabilities

	June 30, 2010
		Non-
€ millions	Current	current	Total
Bank loans	68	2	70
Private placement transaction	0	697	697
Bonds	0	995	995
Other financial liabilities	151	70	221
Financial liabilities	219	1,764	1,983

	December 31, 2009
		Non-
€ millions	Current	current	Total
Bank loans	4	2	6
Private placement transaction	0	697	697
Bonds	0	0	0
Other financial liabilities	142	30	172
Financial liabilities	146	729	875
(12) Shareholders’ Equity
Issued Shares
At June 30, 2010, SAP AG had 1,226,664,132 no-par issued shares (December 31, 2009: 1,226,039,608) issued with a calculated nominal value of €1 per share.
In the first six months of 2010, the number of issued shares increased by 624,524 shares, thereof in Q2 2010 3,912 shares (H1 2009: 195,936; Q2 2009: 114,140), which resulted from the exercise of awards granted under certain share-based compensation programs.
Treasury Shares
On June 30, 2010, we held 38 million of our own shares, representing €38 million or 3.1% of capital stock.
In the first half of 2010, 3.5 million shares (Q2 2010: 0 million) were acquired at an average price of approximately €33.99 per share and 2.6 million (Q2 2010: 0.1 million) shares were distributed with a purchase price of approximately €35.42 (Q2 2010: €35.29) per share.
In the first half of 2009, 0.6 million shares (Q2 2009: 0.3 million) were distributed at an average share price of approximately €35.43 (Q2 2009: €35.43) per share.
We do not have any dividend or voting rights associated with our treasury stock. In the first half of 2010 and in the first half of 2009 we did not purchase any ADRs. SAP did not hold any ADRs on June 30, 2010, or on June 30, 2009.
(13) Share-Based Compensation Plans
There is a detailed description of our share-based compensation plans in note (28) to our consolidated financial statements, which are included in our Annual Report for 2009 and our Annual Report for 2009 on Form 20-F.
The number of shares to which the equity-settled options and convertible bonds outstanding entitle comprise:
Outstanding Options and Convertible Bonds

	June 30,	December
number in thousands	2010	31, 2009
Stock Option Plan 2002	5,497	13,256
Long Term Incentive 2000 Plan (convertible bonds)	16,229	22,533
Long Term Incentive 2000 Plan (stock options)	1,983	2,235
The allocations of expenses for share-based compensation to the various expense items are as follows:
Share-Based Compensation

	H1	H1
€ millions	2010	2009	Change in %
Cost of software and software-related services	0	-2	-100
Cost of professional services and other services	-1	-4	-75
Research and development	-8	-7	14
Sales and marketing	-4	-4	0
General and administration	-4	-3	33
Total share-based compensation	-17	-20	-15

28     SAP INTERIM REPORT JANUARY-JUNE 2010
C. ADDITIONAL INFORMATION
(14) Contingent Liabilities
A detailed description of our contingent liabilities is outlined in note (23) to our consolidated financial statements for 2009, which are included in our Annual Report 2009. There have been no significant changes in contingent liabilities since our last annual report.
For contingent liabilities related to litigation, see note (15).
(15) Litigation and Claims
We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable and the settlement of which is probable to require an outflow of resources embodying economic benefits. We currently believe that resolving all claims and lawsuits against us, individually or in aggregate, did not and will not have a material adverse effect on our business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and lawsuits are neither individually nor in aggregate material to SAP.
However, all claims and lawsuits involve risk and could lead to significant financial and reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, income or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.
Intellectual Property Litigation
In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. The legal proceedings have been reactivated and trial is scheduled for October 2010.
In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German Court determined that the patent is invalid. The cancellation hearing for the utility model was held in May 2009 and the Court determined that the utility model was invalid. CSB is appealing, however, the infringement hearing has been stayed pending the appeals.
In May 2010, CSB-Systems International, Inc. (CSB) instituted legal proceedings in the United States against SAP. CSB alleges that SAP’s products infringe one or more of the claims in one patent held by CSB. In its complaint, CSB seeks unspecified monetary damages and permanent injunctive relief. Trial has not yet been scheduled.
In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed an amended complaint in June 2007, a second amended complaint in July 2008 and a third amended complaint in October 2008 and a fourth amended complaint in August 2009. SAP and TomorrowNow have answered the fourth amended complaint, subject to and as revised by the Court’s ruling on motion to dismiss the preceding third amended complaint. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and monetary damages, including punitive damages, in the billions of U.S. dollars. The trial has been rescheduled for November 2010. Additionally, in June 2007, SAP became aware that the United States Department of Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow; SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice. In November 2009 a settlement conference was held. No settlement was reached. The next settlement conference is scheduled for September 2010.
SAP has recorded a provision for these legal proceedings in the amount of US$100 million as far as a loss is probable and the amount of loss can be reasonably estimated.
In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The trial was held in August

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     29
2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. With prejudgment interest, approximately US$167 million is in dispute. The parties have filed post-trial motions and hearings were held in March and April of 2010.
In August 2007, U.S.-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The Court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. The trial in Pennsylvania has not yet been scheduled.
In May 2008, U.S.-based InfoMentis, Inc. (InfoMentis) instituted legal proceedings in the United States against SAP. InfoMentis alleges copyright infringement and unfair competition. The lawsuit seeks unspecified monetary damages and a permanent injunction. SAP filed its response in August 2008. The March 2010 trial date has been taken off the calendar and no new trial date has been set.
In February 2010, U.S.-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP. TecSec alleges that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants except IBM.
In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled.
Other Litigation
In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss. The trial has been scheduled for July 2011.
In March 2008, U.S.-based Waste Management, Inc. (Waste Management) and USA Waste Management Resources, L.L.C. instituted legal proceedings in the United States against SAP alleging several causes of action, including but not limited to, fraud, negligent misrepresentation, and breach of contract. SAP filed an answer denying plaintiffs’ allegations and filed a counterclaim alleging breach of contract. In December 2009 the Court dismissed plaintiffs’ claim for negligent misrepresentation. In February 2010, SAP filed two motions for partial summary judgment. In response, Waste Management filed an amended petition re-writing their fraud allegations, asserting new claims, including but not limited to, civil conspiracy and joint enterprise, re-filed its claim for negligent misrepresentation to preserve its appeal rights, and filed various motions for partial summary judgment. In its amended petition, plaintiffs allege actual damages exceeding US$400 million and seeks an award of exemplary damages exceeding US$800 million. In March 2010, SAP filed special exceptions under Texas Rules of Civil Procedure to the amended petition. In April 2010, SAP and Waste Management resolved this dispute for an amount not material to SAP’s business, financial position, results of operations, and cash flows.
(16) Other Financial Instruments
A detailed overview of our other financial instruments, financial risk factors and the management of financial risks are presented in notes (25) to (27) to our consolidated financial statements for 2009, which are included in our Annual Report 2009 and our Annual Report 2009 on Form 20-F.
(17) Segment Information
For information about the basis of SAP’s segment reporting and for information on SAP’s operating segments, refer to note (29) in our consolidated financial statements, which are included in our Annual Report 2009. Starting in 2010, the accounting policies applied for segment reporting purposes are no longer based on US-GAAP, but on the IFRS.
The following tables present external revenue and segment results from reportable segments as well as a reconciliation of total external revenue from reportable segments to total consolidated revenue as reported in the consolidated income statements and a reconciliation of total segment result to profit before taxes as reported in the consolidated income statements:

30     SAP INTERIM REPORT JANUARY-JUNE 2010
External Revenue and Results from Reportable
Segments

	Q2 2010
€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	2,126	658	92	2,876
Segment result from reportable segments	1,201	165	36	1,402
Depreciation and amortization	-4	-2	0	-6

	Q2 2009
€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	1,883	611	82	2,576
Segment result from reportable segments	1,103	189	28	1,320
Depreciation and amortization	-13	-2	-1	-16

	First Half Year 2010
€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	3,968	1,246	165	5,379
Segment result from reportable segments	2,255	313	58	2,626
Depreciation and amortization	-8	-3	-1	-12

	First Half Year 2009
€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	3,568	1,252	163	4,983
Segment result from reportable segments	2,043	358	51	2,452
Depreciation and amortization	-28	-3	-1	-32

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     31
Reconciliation of Revenues and Segment Results

€ millions	Q2 2010	H1 2010	Q2 2009	H1 2009
External revenue from reportable segments	2,876	5,379	2,576	4,983
External revenue from services provided out side of the reportable segments	18	24	0	2
Adjustment support revenue	0	0	0	-11
Total revenue	2,894	5,403	2,576	4,974
Segment result from reportable segments	1,402	2,626	1,320	2,452
External revenue from services provided outside of the reportable segments	18	24	0	2
Development expense — management view	-446	-883	-416	-838
Administration and other corporate expenses — management view	-120	-296	-160	-312
Restructuring	-1	-1	-17	-183
Share-based payment expense	-13	-18	-17	-20
Adjustment support revenue	0	0	0	-11
Acquisition-related charges	-64	-118	-69	-136
Loss from discontinued operations	-2	-3	0	-6
Operating profit	774	1,331	641	948
Other non-operating income/ expense, net	-86	-122	-22	-23
Financial income/ expense, net	-12	-12	-23	-42
Profit before tax	676	1,197	596	883
Geographic Information
The amounts for sales by destination in the following tables are based on the location of customers.
Software revenue by sales destination

	Q2		Q2
€ millions	2010	H1 2010	2009	H1 2009
EMEA1)	241	459	266	472
Americas	269	440	164	316
APJ 2)	127	201	114	174
SAP Group	637	1,101	543	962

1)	Europe, Middle East, and Africa

2)	Asia Pacific Japan
Software and software-related service revenue by sales destination

	Q2		Q1
€ millions	2010	H1 2010	2009	H1 2009
Germany	360	671	329	605
Rest of EMEA	718	1,409	701	1,307
Total EMEA	1,078	2,079	1,030	1,912
United States	616	1,087	481	941
Rest of Americas	207	399	158	312
Total Americas	822	1,485	639	1,253
Japan	111	208	107	203
Rest of APJ	247	432	178	326
Total APJ	358	641	285	530
SAP Group	2,258	4,205	1,953	3,695

32     SAP INTERIM REPORT JANUARY-JUNE 2010
Revenue by sales destination

	Q2	H1	Q2	H1
€ millions	2010	2010	2009	2009
Germany	506	949	463	895
Rest of EMEA	884	1,743	882	1,673
EMEA	1,390	2,692	1,345	2,568
United States	802	1,422	663	1,313
Rest of Americas	275	522	214	425
Americas	1,077	1,944	877	1,738
Japan	125	235	126	246
Rest of APJ	302	531	229	422
APJ	427	767	355	668
SAP Group	2,894	5,403	2,576	4,974
(18) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold or held within the last year positions of significant responsibility with other entities as presented in our Annual Report 2009 (see note (30) in our consolidated financial statements). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
During the reporting period we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.
For further information on related party transactions, we refer to note (31) to our consolidated financial statements, which are included in our Annual Report for 2009.
(19) Subsequent Events
On July 26, 2010 SAP announced that it has completed the cash tender offer for all outstanding shares of common stock of Sybase. This follows the definitive merger agreement that was announced on May 12, 2010.
For more details on acquisitions, see note (4) in the “Notes to Consolidated Interim Financial Statements” section.
Release of the Interim Financial Statements
The Executive Board of SAP AG approved these Consolidated Interim Financial Statements for the period ending June 30, 2010 for issuance on July 26, 2010.

DECLARATION OF THE EXECUTIVE BOARD     33
DECLARATION OF THE EXECUTIVE BOARD
To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the consolidated interim financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Group, and the interim Review of Group Operations includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.
Walldorf, July 26, 2010
SAP AG
Walldorf, Baden
The Executive Board

Bill McDermott	Jim Hagemann Snabe

Werner Brandt	Angelika Dammann

Gerhard Oswald	Vishal Sikka

34     SAP INTERIM REPORT JANUARY-JUNE 2010
ADDITIONAL FINANCIAL INFORMATION
IFRS AND NON-IFRS FINANCIAL DATA
(CONDENSED AND UNAUDITED)
RECONCILIATIONS FROM NON-IFRS NUMBERS TO IFRS NUMBERS
(Preliminary and unaudited)
The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	637	0	637	-66	571	543	0	543	17	17	5
Support revenue	1,526	0	1,526	-88	1,438	1,337	0	1,337	14	14	8
Subscription and other software-related service revenue	95	0	95	-3	92	73	0	73	30	30	26
Software and software-related service revenue	2,258	0	2,258	-157	2,101	1,953	0	1,953	16	16	8
Consulting revenue	528	0	528	-36	492	517	0	517	2	2	-5
Training revenue	71	0	71	-4	67	70	0	70	1	1	-4
Other service revenue	18	0	18	-1	17	23	0	23	-22	-22	-26
Professional services and other service revenue	617	0	617	-41	576	610	0	610	1	1	-6
Other revenue	19	0	19	-1	18	13	0	13	46	46	38
Total revenue	2,894	0	2,894	-199	2,695	2,576	0	2,576	12	12	5

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-415	41	-374			-400	48	-352	4	6
Cost of professional services and other services	-497	1	-496			-467	1	-466	6	6
Research and development	-397	1	-396			-373	1	-372	6	6
Sales and marketing	-658	15	-643			-561	19	-542	17	19
General and administration	-156	9	-147			-123	0	-123	27	20
Restructuring	-1	0	-1			-17	0	-17	-94	-94
Other operating income/ expense, net	4	0	4			6	0	6	-33	-33
Total operating expenses	-2,120	66	-2,054	107	-1,947	-1,935	69	-1,866	10	10	4

Non-IFRS Profit Numbers
Operating profit	774	66	840	-92	748	641	69	710	21	18	5
Other non-operating income/ expense, net	-86	11	-75			-22	0	-22	>100	>100
Finance income	11	0	11			8	0	8	38	38
Finance costs	-21	0	-21			-28	0	-28	-25	-25
Other financial gains/ losses, net	-2	0	-2			-3	0	-3	-33	-33
Financial income, net	-12	0	-12			-23	0	-23	-48	-48
Profit before tax	676	77	753			596	69	665	13	13
Income tax expense	-185	-17	-202			-170	-17	-187	9	8
Profit after tax	491	60	551			426	52	478	15	15
— Profit attributable to non-controlling interests	0	0	0			1	0	1	-100	-100
— Profit attributable to owners of parent	491	60	551			425	52	477	16	16

Non-IFRS Key Ratios
Operating margin in %	26.7		29.0		27.8	24.9		27.6	1.8pp	1.4pp	0.2pp

Effective tax rate in %	27.4		26.8			28.5		28.1	-1.1pp	-1.3pp
Basic earnings per share, in €	0.41		0.46			0.36		0.40	14	15

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period. See Explanations of Non-IFRS Measures for details.

ADDITIONAL FINANCIAL INFORMATION     35

	Six months ended June 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	1,101	0	1,101	-81	1,020	962	0	962	14	14	6
Support revenue	2,920	0	2,920	-98	2,822	2,589	11	2,600	13	12	9
Subscription and other software-related service revenue	184	0	184	-2	182	144	0	144	28	28	26
Software and software-related service revenue	4,205	0	4,205	-182	4,023	3,695	11	3,706	14	13	9
Consulting revenue	1,007	0	1,007	-41	966	1,071	0	1,071	-6	-6	-10
Training revenue	130	0	130	-5	125	142	0	142	-8	-8	-12
Other service revenue	37	0	37	0	37	47	0	47	-21	-21	-21
Professional services and other service revenue	1,174	0	1,174	-46	1,128	1,260	0	1,260	-7	-7	-10
Other revenue	24	0	24	-1	23	19	0	19	26	26	21
Total revenue	5,403	0	5,403	-229	5,174	4,974	11	4,985	9	8	4

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-814	81	-733			-786	99	-687	4	7
Cost of professional services and other services	-948	2	-946			-989	2	-987	-4	-4
Research and development	-790	3	-787			-738	2	-736	7	7
Sales and marketing	-1,215	27	-1,188			-1,074	37	-1,037	13	15
General and administration	-304	9	-295			-262	0	-262	16	13
Restructuring	-1	0	-1			-183	5	-178	-99	-99
Other operating income/ expense, net	0	0	0			6	1	7	-100	-100
Total operating expenses	-4,072	121	-3,951	109	-3,842	-4,026	147	-3,879	1	2	-1

Non-IFRS Profit Numbers
Operating profit	1,331	121	1,452	-120	1,332	948	158	1,106	40	31	20
Other non-operating income/ expense, net	-122	17	-105			-23	0	-23	>100	>100
Finance income	22	0	22			17	0	17	29	29
Finance costs	-33	0	-33			-53	0	-53	-38	-38
Other financial gains/ losses, net	-1	0	-1			-6	0	-6	-83	-83
Financial income, net	-12	0	-12			-42	0	-42	-71	-71
Profit before tax	1,197	138	1,335			883	158	1,041	36	28
Income tax expense	-319	-30	-349			-261	-40	-301	22	16
Profit after tax	878	108	986			622	118	740	41	33
— Profit attributable to non-controlling interests	1	0	1			1	0	1	0	0
— Profit attributable to owners of parent	877	108	985			621	118	739	41	33

Non-IFRS Key Ratios
Operating margin in %	24.6		26.9		25.7	19.1		22.2	5.5pp	4.7pp	3.5pp

Effective tax rate in %	26.6		26.1			29.6		28.9	-3.0pp	-2.8pp
Basic earnings per share, in €	0.74		0.83			0.52		0.62	42	34

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period. See Explanations of Non-IFRS Measures for details.

36     SAP INTERIM REPORT JANUARY-JUNE 2010
REVENUE BY REGION
(Preliminary and unaudited)
The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Software revenue by region
EMEA	241	0	241	-7	234	266	0	266	-9	-9	-12
Americas	269	0	269	-39	230	164	0	164	64	64	40
Asia Pacific Japan	127	0	127	-20	107	114	0	114	11	11	-6
Software revenue	637	0	637	-66	571	543	0	543	17	17	5
Software and software-related service revenue by region
Germany	360	0	360	0	360	329	0	329	9	9	9
Rest of EMEA	718	0	718	-26	692	701	0	701	2	2	-1
Total EMEA	1,078	0	1,078	-25	1,053	1,030	0	1,030	5	5	2
United States	616	0	616	-49	567	481	0	481	28	28	18
Rest of Americas	207	0	207	-33	174	158	0	158	31	31	10
Total Americas	822	0	822	-81	741	639	0	639	29	29	16
Japan	111	0	111	-14	97	107	0	107	4	4	-9
Rest of Asia Pacific Japan	247	0	247	-37	210	178	0	178	39	39	18
Total Asia Pacific Japan	358	0	358	-51	307	285	0	285	26	26	8
Software and software-related service revenue	2,258	0	2,258	-157	2,101	1,953	0	1,953	16	16	8
Total revenue by region
Germany	506	0	506	0	506	463	0	463	9	9	9
Rest of EMEA	884	0	884	-32	852	882	0	882	0	0	-3
Total EMEA	1,390	0	1,390	-32	1,358	1,345	0	1,345	3	3	1
United States	802	0	802	-62	740	663	0	663	21	21	12
Rest of Americas	275	0	275	-43	232	214	0	214	29	29	8
Total Americas	1,077	0	1,077	-106	971	877	0	877	23	23	11
Japan	125	0	125	-16	109	126	0	126	-1	-1	-13
Rest of Asia Pacific Japan	302	0	302	-45	257	229	0	229	32	32	12
Total Asia Pacific Japan	427	0	427	-61	366	355	0	355	20	20	3
Total revenue	2,894	0	2,894	-199	2,695	2,576	0	2,576	12	12	5

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

ADDITIONAL FINANCIAL INFORMATION     37

	Six months ended June 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Software revenue by region
EMEA	459	0	459	-14	445	472	0	472	-3	-3	-6
Americas	440	0	440	-40	400	316	0	316	39	39	27
Asia Pacific Japan	201	0	201	-26	175	174	0	174	16	16	1
Software revenue	1,101	0	1,101	-81	1,020	962	0	962	14	14	6
Software and software-related service revenue by region
Germany	671	0	671	-1	670	605	0	605	11	11	11
Rest of EMEA	1,409	0	1,409	-45	1,364	1,307	4	1,311	8	7	4
Total EMEA	2,079	0	2,079	-44	2,035	1,912	4	1,916	9	9	6
United States	1,087	0	1,087	-23	1,064	941	6	947	15	15	12
Rest of Americas	399	0	399	-46	353	312	0	312	28	28	13
Total Americas	1,485	0	1,485	-68	1,417	1,253	6	1,259	19	18	13
Japan	208	0	208	-14	194	203	0	204	3	2	-5
Rest of Asia Pacific Japan	432	0	432	-54	378	326	0	327	33	32	16
Total Asia Pacific Japan	641	0	641	-69	572	530	1	530	21	21	8
Software and software-related service revenue	4,205	0	4,205	-182	4,023	3,695	11	3,706	14	13	9
Total revenue by region
Germany	949	0	949	0	949	895	0	896	6	6	6
Rest of EMEA	1,743	0	1,743	-56	1,687	1,673	4	1,676	4	4	1
Total EMEA	2,692	0	2,692	-56	2,636	2,568	4	2,572	5	5	2
United States	1,422	0	1,422	-27	1,395	1,313	6	1,319	8	8	6
Rest of Americas	522	0	522	-62	460	425	0	425	23	23	8
Total Americas	1,944	0	1,944	-89	1,855	1,738	6	1,744	12	11	6
Japan	235	0	235	-15	220	246	0	246	-4	-4	-11
Rest of Asia Pacific Japan	531	0	531	-68	463	422	0	423	26	26	9
Total Asia Pacific Japan	767	0	767	-84	683	668	1	669	15	15	2
Total revenue	5,403	0	5,403	-229	5,174	4,974	11	4,985	9	8	4

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

38     SAP INTERIM REPORT JANUARY-JUNE 2010
FREE CASH FLOW
(Preliminary and unaudited)

	Six months ended June 30
€ millions	2010	2009	Change in %
Net cash flows from operating activities	1,282	1,823	-30
Additions to non-current assets excluding additions from acquisitions	-125	-106	18
Free cash flow	1,157	1,717	-33
DAYS SALES OUTSTANDING
(Preliminary and unaudited)

	as at June 30, 2010 and December 31, 2009
	2010	2009	Change in days
Days sales outstanding in days*	73	79	-6

*	Day Sales Outstanding (DSO) measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

ADDITIONAL FINANCIAL INFORMATION     39
EXPLANATIONS OF NON-IFRS MEASURES
This document discloses certain financial measures, such as non-IFRS revenues, non-IFRS expenses, non-IFRS operating profit, non-IFRS operating margin, non-IFRS profit after tax, non-IFRS earnings per share, free cash flow as well as constant currency revenue and operating profit measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating profit, cash flows, or other measures of financial performance prepared in accordance with IFRS. The section above titled “IFRS and Non-IFRS Financial Data (condensed and unaudited)” reconciles our non-IFRS financial measures to the corresponding IFRS measures.
We believe that the supplemental historical and prospective non-IFRS financial information presented here provides useful supplemental information to investors because it is the same information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with IFRS — to attain a more transparent understanding of our past performance and our future results. The non-IFRS measures as defined below replaced the non-GAAP measures which we used until the termination of our U.S. GAAP reporting. We use these non-IFRS measures consistently in our planning and forecasting, reporting, compensation and external communication. Specifically,
▪	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic and operating decisions.

▪	The variable remuneration components of our board members and employees are based on revenue and operating profit. However, the basis for the compensation is on non-IFRS revenue and non-IFRS operating profit rather than the respective IFRS measures.

▪	The annual budgeting process involving all management units is based on non-IFRS revenues and non-IFRS operating profit numbers rather than IFRS numbers with costs such as share-based compensation and restructuring only being considered on a Company level.

▪	All monthly forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than IFRS numbers.

▪	Company-internal target setting and guidance provided to the capital markets are both based on non-IFRS revenues and non-IFRS profit measures rather than IFRS numbers.
We believe that our non-IFRS measures are useful to investors for the following reasons:
▪	The non-IFRS measures provide investors with insight into management’s decision-making, since management uses these non-IFRS measures to run our business and make financial, strategic and operating decisions.

▪	The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions.
Our non-IFRS financial measures reflect adjustments based on the items below, as well as the related income tax effects:
Non-IFRS Revenue
Revenues in this document identified as non-IFRS revenue have been adjusted from the respective IFRS numbers by including the full amount of support revenue that would have been recorded by an entity acquired by SAP had it remained a stand-alone entity but which we are not permitted to record as revenue under IFRS due to fair value accounting for the support contracts in effect at the time of the respective acquisition.
Under IFRS, we record at fair value the support contracts in effect at the time an entity was acquired. Consequently, our IFRS support revenue, our IFRS software and software-related service revenue, and our IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of support revenue that would have been recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this revenue impact (if significant) provides additional insight into the comparability across periods of our ongoing performance.
Non-IFRS operating expense
Operating expense figures in this report that are identified as non-IFRS operating expense have been adjusted by excluding the following acquisition-related charges:
▪	Acquisition-related charges
▪	Amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property (including purchased in-process research and development)

▪	Restructuring expenses and settlements of pre-existing relationships incurred in connection with a business combination

▪	Acquisition-related third-party expenses
▪	Discontinued activities: Results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business
Non-IFRS Operating Profit, Non-IFRS Operating Margin, Non-IFRS Profit after tax, and Non-IFRS Earnings per Share
Operating profit, operating margin, profit after tax, and earnings per share in this document identified as non-IFRS operating profit, non-IFRS operating margin, non-IFRS

40     SAP INTERIM REPORT JANUARY-JUNE 2010
profit after tax and non-IFRS earnings per share have been adjusted from the respective operating profit, operating margin, profit after tax and earnings per share numbers as recorded under IFRS by adjusting for the above mentioned non-IFRS revenues and non-IFRS expenses.
We exclude the acquisition related expense adjustments for the purpose of calculating non-IFRS operating profit, non-IFRS operating margin, non-IFRS profit after tax and non-IFRS earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for the purpose of evaluating the performance of management units.
We include the revenue adjustments outlined above and exclude the expense adjustments when making decisions to allocate resources, both on a Company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of the Company’s comparative operating performance from period to period. We believe that our non-IFRS financial measures described above have limitations, which include but are not limited to the following:
▪	The eliminated amounts may be material to us.

▪	Without being analyzed in conjunction with the corresponding IFRS measures the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:
▪	While our non-IFRS profit numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues and other revenues that result from the acquisitions.

▪	The acquisition-related charges that we eliminate in deriving our non-IFRS profit numbers are likely to recur should SAP enter into material business combinations in the future.

▪	The acquisition-related amortization expense that we eliminate in deriving our non-IFRS profit numbers is a recurring expense that will impact our financial performance in future years.

▪	The revenue adjustment for the fair value accounting of the acquired entities’ support contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-IFRS operating profit and non-IFRS operating margin numbers as these combine our non-IFRS revenue and non-IFRS expenses despite the absence of a common conceptual basis.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS numbers for the results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. We refer to these activities as “discontinued activities.” Under U.S. GAAP which we provided until 2009, we presented the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional non-IFRS adjustment to our IFRS numbers for the results of our discontinued TomorrrowNow activities is useful to investors for the following reasons:
▪	Despite the migration from U.S. GAAP to IFRS, we will continue to internally view the ceased TomorrowNow activities as discontinued activities and thus will continue to exclude potential future TomorrowNow results, which are expected to mainly comprise of expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP will use internally beginning in 2010 with our migration to IFRS.

▪	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow operations, the non-IFRS numbers are more comparable to the non-GAAP measures that SAP used through the end of 2009, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.
We believe, however, that the presentation of the non-IFRS measures in conjunction with the corresponding IFRS measures as well as the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-IFRS measures and the relevant IFRS measures. We caution the readers of this document to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with IFRS.
FREE CASH FLOW
We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand the organic business have been paid off. This assists

ADDITIONAL FINANCIAL INFORMATION     41
management with the supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus additions to non-current assets, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with IFRS.
CONSTANT CURRENCY PERIOD-OVER-PERIOD CHANGES
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating profit by translating foreign currencies using the average exchange rates from the previous year instead of the report year.
We believe that data on constant currency period-over-period changes has limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-IFRS revenue and non-IFRS operating profit on the one hand and changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS.

42     SAP INTERIM REPORT JANUARY-JUNE 2010
MULTI-QUARTER SUMMARY
(IFRS and non-IFRS; preliminary und unaudited)

€ millions, unless otherwise stated	Q2/ 2010	Q1/ 2010	Q4/ 2009	Q3/ 2009	Q2/ 2009	Q1/ 2009
Software revenue (IFRS)	637	464	1,120	525	543	418
Revenue adjustment*	0	0	0	0	0	0
Software revenue (non-IFRS)	637	464	1,120	525	543	418
Support revenue (IFRS)	1,526	1,394	1,364	1,333	1,337	1,252
Revenue adjustment*	0	0	0	0	0	11
Support revenue (non-IFRS)	1,526	1,394	1,364	1,333	1,337	1,263
Subscription and other software-related service revenue (IFRS)	95	89	82	79	73	71
Revenue adjustment*	0	0	0	0	0	0
Subscription and other software-related service revenue (non-IFRS)	95	89	82	79	73	71
Software and software-related service revenue (IFRS)	2,258	1,947	2,566	1,937	1,953	1,741
Revenue adjustment*	0	0	0	0	0	11
Software and software-related service revenue (non-IFRS)	2,258	1,947	2,566	1,937	1,953	1,752
Total revenue (IFRS)	2,894	2,509	3,190	2,508	2,576	2,397
Revenue adjustment*	0	0	0	0	0	11
Total revenue (non-IFRS)	2,894	2,509	3,190	2,508	2,576	2,408
Operating profit (IFRS)	774	557	1,022	619	641	307
Revenue adjustment*	0	0	0	0	0	11
Expense adjustment*	66	54	113	68	69	78
Operating profit (non-IFRS)	840	612	1,134	687	710	396
Operating margin (IFRS)	26.7	22.2	32.0	24.7	24.9	12.8
Operating margin (non-IFRS)	29.0	24.4	35.5	27.4	27.6	16.4
Effective tax rate (IFRS)	27.4	25.7	31.1	20.5	28.5	31.7
Effective tax rate (non-IFRS)	26.8	25.3	30.5	21.0	28.1	30.1
Basic earnings per share, in €(IFRS)	0.41	0.33	0.57	0.38	0.36	0.17
Basic earnings per share, in €(non-IFRS)	0.46	0.37	0.64	0.42	0.40	0.22
Headcount**	48,021	47,598	47,584	47,810	48,567	49,922

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	in full-time equivalents at quarter end

Additional Information
FINANCIAL CALENDAR
October 27, 2010
Third quarter 2010
preliminary earnings release telephone conference
January 26, 2011
Fourth quarter and
full year 2010
preliminary earnings release analyst conference
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